Contact

www.linkedin.com/in/
carolyncarpeneti (LinkedIn)
www.carpeneti.com (Personal)
allraise.org (Company)

Top Skills

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Publications

Taking Flight

Carolyn Carpeneti

Talent Partner, Peterson Partners | Advisor to Founders & CEOs | PE, VC & Search Fund Investor

San Francisco Bay Area

Summary

Over the past 15+ years, I've been dedicated to building high-performing leadership teams that drive growth and innovation. My journey has encompassed placing hundreds of executives and board members, advising CEOs, and supporting founders as they scale their companies.

At Peterson Partners, I serve as the Talent Partner, collaborating closely with our investment teams and portfolio companies. My role involves leading executive searches, evaluating leadership strength and team dynamics, and developing talent strategies that align with our investment goals. By integrating talent considerations into our investment process, we ensure our companies are equipped with the leadership necessary for success.

My approach is rooted in building authentic relationships, understanding organizational culture, and aligning leadership capabilities with business objectives. I believe that the right talent is the cornerstone of any successful enterprise.

Experience

Peterson Partners

Talent Partner

November 2021 - Present (4 years 2 months)

As Talent Partner at Peterson Partners—a $2B firm investing across lower middle market private equity, seed stage venture capital and search funds —I work closely with our investment teams and portfolio company CEOs to drive value through talent. My involvement begins in diligence, where I evaluate the strength and scalability of the leadership teams, and continues post-close as I support our Founder/CEOs in building leadership teams that align with their growth strategy. I work across consumer, industrial, technology, and healthcare sectors, serving as a strategic partner on the people side

of the business. My focus is on building leadership teams that position our companies for scale, operational excellence, and successful exits.

Glynn 100
Partner | Investor
May 2022 - Present (3 years 8 months)

Black Women On Boards
Advisor
May 2022 - April 2024 (2 years)

Black Women on Boards aims to provide visibility, network access, and sponsorship for Black women and remove the invisible obstacles that Black women executives face when pursuing board membership.

All Raise
Vice President Talent
February 2021 - June 2022 (1 year 5 months)

As VP of Talent at All Raise, I worked closely with top-tier venture capital firms to design and launch a diversity-focused board placement model for pre-IPO companies. Funded and developed in partnership with Sapphire, Sequoia and GGV, the program was created to increase the representation of independent directors on growth-stage company boards. I built a national network of board-ready operators, sourced demand from venture-backed companies, and worked directly with founders to educate them on the strategic value of independent board leadership. I also worked with top-tier national search firms to drive successful placements, helping high-growth startups build more effective and inclusive boards.

The Leadership Group
Partner
2015 - 2021 (6 years)
San Francisco Bay Area

Created and ran TLG's consumer practice (consumer tech, retail, CPG, and digital commerce). Recruited C-level and VPs for both GTM and G&A roles. Clients included top-tier VC and PE backed companies, including Sequoia, Meritech Capital, Norwest, TCG, Madison Dearborn, Invus Capital and others. Vast experience working with Founders helping them build top-tier teams focused on high-growth.

GESD Capital Partners

Talent Partner

2013 - 2015 (2 years)

San Francisco

Recruiting Board and C-level executives into portfolio companies. Talent mapping/ecosystem development for disruptors in the consumer industry. Provided ongoing strategic advice to the portfolio founders and CEOs on how to assess, hire and retain the best executive talent. Talent due diligence on potential investments.

Levi Strauss & Co.

Executive Recruiter

2011 - 2012 (1 year)

Focus was helping Levi build a global marketing team after a major corporate reorg taking them from a regional structure to a global structure. Placements included VP's and Directors of digital, social, CRM, ecommerce, PR, retail and brand marketing.

Bialla & Associates

Partner

2005 - 2011 (6 years)

Recruited C-level and VP level candidates into a variety of consumer driven companies. Speciality in recruiting classically trained CPG executives into consumer internet and ecommerce companies.